

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2013

Via E-mail
JaeChan Kim
President and Chief Executive Officer
USChina Taiwan, Inc.
c/o Public Equity Group Inc
9900 Corporate Campus Dr. Suite 3000
Louisville, KY 40223

> **Re:** **USChina Taiwan, Inc.**
> **Current Report on Form 8-K**
> **Filed February 4, 2013**
> **File No. 000-54152**
>
> **Amendment No. 1 to Current Report on Form 8-K**
> **Filed February 6, 2013**
> **File No. 000-54152**

Dear Mr. Kim:

This letter is to advise you that a preliminary review of the above-referenced current report on Form 8-K indicates a potential lack of compliance with the applicable requirements of the form. In this regard, please address the following:

General

1. We note your explanatory note in your amended filing; however, it appears that you were a shell company immediately before the transactions disclosed in the current report. See Exchange Act Rule 12b-2. The transactions occurred in December 2012, yet you did not file the current report until February 4, 2013. It appears that you have not provided Form 10 information in your 8-K filing and such report was due within four business days after completion of the transaction. Please promptly file an amended Form 8-K that includes all of the required disclosure and exhibits, including, without limitation, audited financial statements of the acquired entity and pro forma financial information. For guidance, refer to Section II.D.3 of SEC Release No. 34-52038.

Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: JD Sparks
        Public Equity Group Inc